LandBridge Company LLC

5555 San Felipe Street, Suite 1200

Houston, Texas 77056

December 15, 2023

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	LandBridge Company LLC

Draft Registration Statement on Form S-1

Submitted October 11, 2023

CIK No. 0001995807

Ladies and Gentlemen:

Set forth below are the responses of LandBridge Company LLC (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 8, 2023, with respect to Submission No. 1 of its Draft Registration Statement on Form S-1, CIK No. 0001995807, submitted to the Commission on October 11, 2023 (“Submission No. 1”). Contemporaneously herewith, we are confidentially submitting Submission No. 2 of such Registration Statement (“Submission No. 2”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Submission No. 2 unless otherwise specified.

Draft Registration Statement on Form S-1

Cover Page

1.

Please revise the fifth bullet to disclose that NDB Parent has director designation rights, including the right to designate more than a majority of the board for so long as it and its affiliates beneficially own at least 40% of your outstanding common shares, and whether you will elect to not comply with certain NYSE requirements. Also revise your disclosure in the fourth bullet on page 25 to clarify that NDB Parent continues to have a variation of the director designation rights so long as it owns at least 10% of your outstanding common shares, and that it also has the ability to appoint the same number of board observers as it does director designees, as you further discuss on page 159.

RESPONSE:    We acknowledge the Staff’s comment and have revised the disclosure on the cover page and pages 28 and 64 of the Registration Statement accordingly.

Securities and Exchange Commission

December 15, 2023

Industry Data, page iii

2.

We refer to your statements that you cannot assure investors of the accuracy or the completeness of market and industry data, and that you have not independently verified the third-party information. These statements imply an inappropriate disclaimer of responsibility with respect to this information. Please either delete these statements or specifically state that you are responsible for such information.

RESPONSE:    We acknowledge the Staff’s comment and have revised the disclosure on page iii of the Registration Statement accordingly.

Summary, page 1

3.

We note your disclosure that you currently own 72,000 surface acres and that you also own 8,000 net mineral acres, which “largely underlie [y]our surface acreage.” Please revise to clarify whether the reference to surface acres includes any mineral rights that may underlie the surface acres.

RESPONSE:    We acknowledge the Staff’s comment and have revised the disclosure on pages 3, 9, 120, 127 and 139 of the Registration Statement accordingly.

Our Assets

Our Core Position, page 4

4.

We note the figure presenting the “Hydrocarbon Resources Near Our Core Position” appears to illustrate the distribution of “Oil EUR” based on a “high” and “low” metric using “bbl/ft.” Please expand the discussion accompanying this figure to explain in reasonable detail the use of and basis for presenting EUR expressed as bbl/ft. This comment also applies to the disclosure on page 116.

RESPONSE:    We acknowledge the Staff’s comment and have revised the disclosure on pages 7 and 125 of the Registration Statement accordingly.

5.

We note the disclosure on pages 15, 102 and 124 of 7,660 high-probability undrilled well locations within a 10-mile radius of your surface acreage appears to be inconsistent with the figure in the table on page 103 and does not appear consistent with the figures relating to such locations provided on pages 4 and 7. Please revise your disclosure as necessary to resolve these inconsistencies or tell us why a revision is not needed.

RESPONSE:    We acknowledge the Staff’s comment and have revised the disclosure on pages 5, 8, 17 110, 123, 126 and 135 of the Registration Statement accordingly.

Securities and Exchange Commission

December 15, 2023

Sources of Revenue

Resource Sales and Royalties, page 9

6.

Please revise to balance your disclosure by explaining that there is a limited number of potential customers on or near your land and that you compete for customers with adjacent landowners, as you reference on page 40.

RESPONSE:     We acknowledge the Staff’s comment and have revised the disclosure on pages 12, 43, 129 and 142 of the Registration Statement accordingly.

Our Relationship with Desert Environmental, page 13

7.

We refer to your statements that Desert Environmental is developing two environmental remediation facilities and that you will earn revenue from a variety of sources, including waste disposal. To the extent correct, please revise to balance your disclosures to explain that this development is in the early stages, and provide some context to investors to understand the duration of time for this development. In this regard, we note that you disclose on page 161 you received less than $100,000 of fees from Desert Environmental. We also note you state that you are coordinating to develop “best-in-class” integrated non-hazardous oilfield reclamation and solid waste facilities on your land with Desert Environmental. As you are currently in the development stages of the project, please explain why it is appropriate to refer to these facilities as “best-in-class.”

RESPONSE:    We acknowledge the Staff’s comment and have revised the disclosure on pages 15 and 133 of the Registration Statement and elsewhere where such disclosure appears accordingly.

Corporate Reorganization, page 18

8.

We note your disclosure that following the Corporate Reorganization, LandBridge will be the sole managing member of OpCo, and will be responsible for all operational, management and administrative decisions relating to OpCo’s business and will consolidate financial results of OpCo and its subsidiaries. We further note your disclosure on page iii, that your ownership of OpCo Units will initially represent a minority share of OpCo and that you expect that the NDB Parent will initially hold a majority of the economic interest in OpCo, as a non-controlling interest holder, through its ownership of a majority of the outstanding OpCo Units immediately after the closing of this offering. Furthermore, we note that as result NDB Parent will directly control you, and, as a result, will indirectly control OpCo through its ownership of Class B shares that represent a majority of your outstanding common shares. In order to better understand your intended future accounting please provide us with your analysis under ASC 810 under both the variable interest or voting interest models such that you were able to conclude that you will consolidate OpCo directly rather than NDB Parent.

Securities and Exchange Commission

December 15, 2023

RESPONSE:    We acknowledge the Staff’s comment and respectfully submit the following analysis and evaluation of whether OpCo is a variable interest entity (“VIE”) and whether the VIE should be consolidated under VIE Subsections of ASC 810-10. Based on our evaluation, we have concluded OpCo is a VIE and should be consolidated by LandBridge as the primary beneficiary of OpCo. Please see our analysis below.

1.

The Amended and Restated Limited Liability Company Agreement of OpCo (the “OpCo LLC Agreement”) is structured to provide that OpCo is governed by a sole managing member. NDB Parent will own an estimated equity interest in OpCo of 70% while LandBridge (the reporting entity) will own an estimated equity interest in OpCo of 30%. However, the OpCo LLC Agreement specifies that LandBridge as the sole managing member will be solely responsible for directing or managing all of the economic activities of OpCo. The OpCo LLC Agreement does not provide for kick-out rights by the non-managing member over LandBridge as the managing member, and the non-managing member does not have any participating rights for decisions made in the ordinary course of business (i.e., decisions about matters of a type consistent with those normally expected to be addressed in directing and carrying out current business activities) for OpCo.

2.

The Company evaluated whether any of the scope exceptions under ASC 810-10-15-12(a) through 12(f) can be applied, noting OpCo does not have any benefit plans subject to ASC 712 or 715, which are related to pensions and other nonretirement postemployment benefits, including termination benefits provided to both former and inactive employees. In addition, OpCo is neither in the business of making investments or other money market funds, nor is it part of a governmental agency or institution. As such, none of the scope exceptions can be applied under ASC 810-10-15-12(a) through 12(f).

Additionally, the Company evaluated whether any of the scope exceptions under the variable interest model subsections under ASC 810-10-15-17(a) through (d) can be applied, noting OpCo is a for profit entity, does not have any separate life insurance reporting entities, was not created prior to 2003 and does not lack the ability to determine whether it is a VIE. In addition, the business scope exception does not apply because LandBridge was involved in the redesign of OpCo and OpCo is not a joint venture.

3.

The Company evaluated whether LandBridge will have a variable interest in OpCo through its estimated 30% equity investment in OpCo. ASC 810 defines variable interests as investments or other interests that will absorb portions of a VIE’s expected losses or receive portions of the entity’s expected residual returns. As a result, LandBridge does have a variable interest in OpCo.

Securities and Exchange Commission

December 15, 2023

4.

The Company evaluated whether OpCo is a VIE. ASC 810-10-55-22 indicates that equity investments in a VIE are variable interests to the extent they are at risk. The Company concluded OpCo is similar to a limited partnership pursuant to ASC 810-10-05-3. Therefore, the Company performed its VIE analysis pursuant to the limited partnership guidance under ASC 810-10-15-14(b)(1)(ii). NDB Parent will not have any substantive voting or kick-out rights under the OpCo LLC Agreement given that LandBridge will be the sole managing member of OpCo. In addition, LandBridge will have complete charge of all affairs of OpCo including management and control of all of OpCo’s business activities and operations, such that it will direct all of activities of OpCo that most significantly impact its economic performance. As a result, OpCo will meet the condition in ASC 810-10-15-14(b)(1)(ii) and therefore be a VIE.

5.

The Company evaluated the guidance under the variable interest model to determine if LandBridge is the primary beneficiary of OpCo. ASC 810-10-25-38A defines primary beneficiary as an entity that consolidates a VIE. Furthermore, ASC 810-10-25-38 indicates that a reporting entity should consolidate a VIE when that reporting entity has a variable interest that provides the reporting entity with a controlling financial interest.

ASC 810-10-25-38A states in part that a reporting entity is considered to have a controlling financial interest in a VIE if it has both the following characteristics:

a.	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

b.

The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could be potentially significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

We have determined that LandBridge is considered the primary beneficiary of OpCo, and we have therefore determined that we will consolidate OpCo into LandBridge following this corporate reorganization for the following reasons:

i.

LandBridge will be the sole managing member of OpCo and it will conduct all of OpCo’s activities that most significantly impact OpCo’s economic performance. We note that under the OpCo LLC Agreement, LandBridge will be the sole managing member and will be responsible for all operational, management and administrative decisions relating to OpCo’s affairs. We also note that the non-managing member, NDB Parent, will not have the right to make decisions related to the management of OpCo as it will not have participating rights in OpCo or kick-out rights over LandBridge as the managing member of OpCo.

Securities and Exchange Commission

December 15, 2023

ii.

Through its estimated 30% equity interest in OpCo, LandBridge has the obligation to absorb losses of OpCo that could be significant to OpCo and the right to receive benefits from Opco that could potentially be significant to OpCo.

Redemption Right, page 20

9.	We note your disclosure that there is also a call right for OpCo Units. Please revise to clarify under what circumstances you will have this right.

RESPONSE:    We acknowledge the Staff’s comment and have revised the disclosure on pages 23, 34, 75 and 171 of the Registration Statement accordingly.

Organizational Structure, page 23

10.

Please revise the diagram to explain the proposed reorganization, such as by including a diagram of the current structure. Please also revise to explain how the ownership structure reflected in the diagram is “simplified,” and tell us the approximate anticipated ownership split between you and NDB Parent. Please also expand your discussion on page 159 of the material terms of the Contribution Agreement and file such agreement as an exhibit.

RESPONSE:    We acknowledge the Staff’s comment and have revised the disclosure on pages 25 and 26 of the Registration Statement accordingly. We respectfully advise the Staff that the ownership structure reflected in the diagram is “simplified” because such diagram does not depict all of the Company’s operating subsidiaries and that we will include the anticipated ownership split between us and NDB Parent once such split is confirmed following the pricing of this offering. In addition, please note that the Company intends to file the Contribution Agreement as an exhibit to the Registration Statement and Submission No. 1 listed the Contribution Agreement as Exhibit 10.5 to the Registration Statement.

Risk Factors, page 36

11.

We note your risk factor disclosure that as a holding company you will have no material assets other than your equity interest in OpCo. You also state that OpCo will be classified as a partnership for federal income tax purposes. Please expand on your risk factor disclosure to describe any material, adverse tax consequences of the OpCo partnership.

RESPONSE:    We acknowledge the Staff’s comment and respectfully advise the Staff that we believe our risk factor disclosure addresses all material tax risks associated with OpCo’s partnership status.

Securities and Exchange Commission

December 15, 2023

12.

Please expand your disclosure to include a risk factor addressing the uncertainty in the estimation of proved of oil and natural gas reserves and future net cash flows relating to your mineral interests.

RESPONSE:    We acknowledge the Staff’s comment and have revised the disclosure on pages 52 and 53 of the Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 88

13.

Please update your results of operations to provide a discussion of results for each of the periods presented based on comparable prior periods. In that regard, your discussion should provide a discussion comparing your results of operations for the years ended December 31, 2022 and December 31, 2021 in addition to the discussion comparing your results of operations for the nine months ended September 30, 2023 with the comparable nine months ended September 30, 2022. See Item 303 of Regulation S-K.

RESPONSE:    We acknowledge the Staff’s comment and have revised the disclosure on page [80] of the Registration Statement to include a comparison of our results of operations for the nine months ended September 30, 2023 with the year ended December 31, 2022 and a comparison of our results of operations for the nine months ended September 30, 2023 with the comparable nine months ended September 30, 2022. With respect to the Staff’s comment regarding 2021 financial statements, we respectfully advise the Staff that the Company requested and was granted relief pursuant to Rules 3-13 and 3-06(a) of Regulation S-X, by letter, dated July 26, 2023, to substitute audited financial statements as of and for the nine months ended September 30, 2023 for financial statements as of and for the year ended December 31, 2021.

Industry

Hydrocarbon Value Chain, page 102

14.

We note you disclose certain undrilled development locations in the table on page 103 and elsewhere in your filing based on probability. Please expand your disclosure to clarify what the application of “probability” is measuring in relationship to the disclosure of these locations and explain how the differing levels of probability, e.g. a high-probability or medium-probability, was determined and assigned to individual locations. As part of your expanded disclosure also include an explanation for what the line item “Other Potential” represents.

RESPONSE:    We acknowledge the Staff’s comment and have revised the disclosure on page 110 of the Registration Statement accordingly.

Securities and Exchange Commission

December 15, 2023

Our Core Position, page 115

15.

We refer to your discussion of the agreement with TPL, which you state provides reciprocal crossing rights and royalty and revenue sharing. Please expand on your disclosure to describe the material terms of the agreement, and file such agreement as an exhibit.

RESPONSE:    We acknowledge the Staff’s comment, have revised the disclosure on pages 123 and 124 of the Registration Statement accordingly and are filing the Produced Water Facilities and Access Agreement as Exhibit 10.8 to the Registration Statement.

Business

Our Mineral Interests, page 117

16.

Please expand your mineral interest disclosures to include a proved reserves table presenting your net proved developed, proved undeveloped reserves and total proved reserves broken out by oil, NGLs and natural gas volumes. Refer to disclosure requirements in Item 1202(a) of Regulation S-K.

This comment also applies to the “Analysis of Changes in Proved Reserves” on page F-37. Refer to disclosure requirements in FASB ASC 932-235-50-4.

RESPONSE:    We acknowledge the Staff’s comment and have revised the disclosure on page 152 of the Registration Statement accordingly.

17.

Please expand your disclosure of proved undeveloped reserves to present the material changes in the net quantities that occurred during the year. Include a detailed narrative to reconcile the overall change by separately identifying and quantifying each contributing factor, including offsetting factors, so that the changes in net proved undeveloped reserves between periods are fully explained including volume changes due to extensions, costs, commodity prices, royalty interest adjustments, well performance, transfers to developed, sales and acquisitions, unsuccessful and/or uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in development plans. Refer to the disclosure requirements in Item 1203(a) and (b) of Regulation S-K

This comment also applies to the explanations provided in conjunction with the reconciliation of the changes presented in the “Analysis of Changes in Proved Reserves” on page F-37. Refer to the disclosure requirements in FASB ASC 932-235-50-5.

RESPONSE:    We acknowledge the Staff’s comment and have revised the disclosure on page 152 of the Registration Statement accordingly.

18.

We note that, as of December 31, 2022, you disclose significant quantities of proved undeveloped reserves in comparison to your proved developed reserves. We also note from disclosure on page 37 that all decisions as to the investments in, and production from, wells in which you hold a mineral interest are dependent upon decisions made by the producers. As a result, you cannot control whether a producer chooses to develop a property or the success of drilling and development activities, which depend on a number

Securities and Exchange Commission

December 15, 2023

of factors under the control of the producer. Furthermore, disclosure on page 99 indicates you monitor drilling and completion activity on your mineral acreage using publicly available sources in order to determine when new royalty interest production may be coming online.

Based on the disclosure that your oil and gas ownership consist of royalty interests only and the limitations noted on pages 37 and 99, please expand your disclosure to provide a detailed explanation for the methodology you used in the determination of your proved developed and undeveloped reserves.

Supplementally, tell us how you concluded that the estimates disclosed as of December 31, 2022 complied with the requirements for reasonable certainty and disclosure as proved reserves. Refer to the definitions of reasonable certainty, proved oil and gas reserves and undeveloped reserves in Rule 4-10(a)(24), (a)(22) and (a)(31) of Regulation S-X, respectively, in formulating your response.

RESPONSE:    We acknowledge the Staff’s comment and have revised the disclosure on page 154 of the Registration Statement accordingly. Based on our analysis of geologic and operating data, we believe that the estimates disclosed as of December 31, 2022, which were prepared by W.D. Von Gonten & Co. (“Von Gonten”), independent reserve engineers, comply with the requirements for reasonable certainty and disclosure as proved reserves in accordance with Rule 4-10(a)(22) and (a)(24), respectively. In preparing its reserves report, Von Gonten classifies proved reserves on the basis of locations that are economically producible from a known reservoir at existing economic and operating conditions by considering economic inputs, including commodity prices, contract differentials and prevailing development and operating costs in the region as of the date of the estimate, and specifically for proved undeveloped locations, only including reserves associated with locations that are direct offsets to productive wells or units in accordance with SEC definitions. The process of establishing our undeveloped reserve estimates included the review of publicly available geological information or engineering data otherwise gathered by Von Gonten and historical production data provided by the operators, which supported critical assumptions in the estimated reserves. Additionally, the process for establishing proved undeveloped reserves included or considered publicly available information of or related to the operators of the reserves underlying our acreage, including the number of drilling rigs such operators are operating on and around our acreage, the drilling permits issued to such operators on or in proximity to our acreage and information disclosed by such operators regarding their drilling and development programs, including their announced capital expenditure budgets, availability of liquidity and the like. Such information is then compared against the historical drilling and development programs and trends of such operators, such as their historical conversion rates and development trends, for consistency and reasonableness relative to past practice and the then existing commodity price environment and other economic conditions. In addition, our personnel confers informally from time to time with such operators to understand whether our expectations regarding their drilling and development activities are consistent with their near-term drilling schedules. All of our proved reserve estimates included in the Registration Statement were prepared following these protocols which we believe incorporate extensive reserves assessment, proper understanding of intent to drill, testing of commerciality, adherence to the five-year limit with respect to proved undeveloped reserves and the application of reasonable and appropriate commercial parameters.

Securities and Exchange Commission

December 15, 2023

Accordingly, we respectfully submit that we record proved undeveloped reserves when all the requirements of Rule 4-10 of Regulation S-X have been met.

19.	Please expand your disclosure to provide the information required by Items 1202(a)(6) and (a)(7) of Regulation S-K, respectively.

RESPONSE:    We acknowledge the Staff’s comment and have revised the disclosure on page 152 of the Registration Statement accordingly.

20.

Please expand the disclosure in your filing to provide the annual volumes of production by final product sold for each of the last three fiscal years, including the disclosure of natural gas liquids production if sold separately. Additionally provide the average sales prices by final product sold and the average production cost per unit of production. Refer to the disclosure requirements in Item 1204 of Regulation S-K.

RESPONSE:    We acknowledge the Staff’s comment and have revised the disclosure on page 154 of the Registration Statement accordingly.

Properties, page 127

21.

Please expand your disclosure to provide the information required by Items 1205 and 1206 of Regulation S-K, respectively. As part of your expanded disclosure also include the information relating to 1) the total number of gross and net productive wells, expressed separately for oil and gas, 2) the total gross and net developed and undeveloped mineral acreage in which you own an interest, and 3) any undeveloped mineral acreage subject to expirations. Refer to the definitions and disclosure requirements in Item 1208 of Regulation S-K. For the purposes of disclosing net royalty wells and acres in which you do not hold a working interest, consider the net revenue interest as a substitute for the working interest.

RESPONSE:    We acknowledge the Staff’s comment and have revised the disclosure on page 155 of the Registration Statement accordingly.

Customers; Material Contracts and Marketing, page 128

22.

We note your disclosure that your five largest customers comprised approximately 46% of the total revenue for the 2022 fiscal year, including that approximately a quarter of your total revenues came from “two significant customers,” and your statement on page 45 that approximately 35% of your accounts receivable came from one customer. We also note your statement that the loss of any of these customers could have a material adverse effect on your results of operations, cash flows, and financial position. To the extent you are substantially dependent on any agreements or arrangements with these customers, please describe the material terms of such agreements and arrangements and

Securities and Exchange Commission

December 15, 2023

file the agreements as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K. If you believe you are not substantially dependent on these agreements, please provide us an analysis to explain your basis.

RESPONSE:    We acknowledge the Staff’s comment and have revised the disclosure on pages 139 and 140 of the Registration Statement accordingly. We respectfully advise the Staff that we do not believe that our agreements with the above-mentioned customers are required to be filed as exhibits to the Registration Statement because (i) such agreements were made in the ordinary course of business and (ii) the Company’s business is not substantially dependent on any of such agreements.

Item 601(b)(10)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business that is material to the registrant. . . .” The Company’s ordinary course of business involves active management of our land and resources to support and encourage oil and natural gas development and other land uses, and the agreements between the Company and its customers by providing surface use rights as well as brackish water supplies among other offerings. The contracts identified in the Staff’s comment fall squarely within the ordinary course of our business as they contemplate land use and brackish water purchases.

Item 601(b)(10)(ii) of Regulation S-K states that a contract that “ordinarily accompanies the kind of business conducted by the registrant” shall be deemed to have been made “in the ordinary course,” unless it falls within one of several categories, in which case it must be filed as a material contract except where it is immaterial in amount or significance. We acknowledge that the revenue percentages cited in the Staff’s comment are significant and have therefore provided disclosure as to customer identities and attributable revenue percentages. However, the only Item 601(b)(10) category potentially relevant in the instant case is a “contract upon which the registrant’s business is substantially dependent,” including contracts “to sell the major part of registrant’s products.” We believe our contracts with the customers identified above are not ones on which the Company is substantially dependent. Our contracts with these customers contain relatively standard terms, and there is no minimum commitment by the customer for land use or brackish water volumes to be purchased. In other words, the customer is free to increase or decrease its use of our land and resources at any time, whether due to increasing or declining commodity prices or otherwise, which is a risk we have highlighted in our risk factor disclosure and described in the Registration Statement. If such customers were to reduce such use or purchases, our business could be adversely affected, but not because of the unique terms and conditions of the contract. We believe we have adequately disclosed the risks of reduced utilization and demand but maintain that the contracts themselves are not material.

23.

Please revise to expand your discussion of your SURAs, SUAs and your WaterBridge agreement to provide investors with some additional context regarding the material economic terms of the agreements. We also note your disclosures in the prospectus that your contracts generally include inflation escalators. Please revise your disclosures as appropriate to provide additional information regarding the amount of such escalators.

RESPONSE:    We acknowledge the Staff’s comment and have revised the disclosure page 87 of the Registration Statement accordingly.

Securities and Exchange Commission

December 15, 2023

Regulation of Environmental and Occupational Safety and Health Matters, page 132

24.

Please expand your disclosures in this section to include specific discussions regarding Texas and New Mexico laws and regulations, including any required permitting processes. Please also discuss the MBTA, which you reference on page 51.

RESPONSE:     We acknowledge the Staff’s comment and have revised the disclosure on pages 145, 146, 147, 148 and 149 of the Registration Statement accordingly.

Executive Compensation, page 145

25.

We note your disclosures regarding executive compensation and the Shared Services Agreement, including the $5 million fee paid thereunder as direct cost reimbursements in 2022. Please revise your disclosures to expand on your description of the material terms of the Shared Services Agreement, including the payment for services provided by your executive management team, and a discussion of the mark-up paid for services. Please also file the agreement as an exhibit.

RESPONSE:    We acknowledge the Staff’s comment and have revised the disclosure on page 163 of the Registration Statement accordingly, including by eliminating the reference to a mark-up over the Manager’s costs both in the referenced disclosure and in the financial statements as of and for the year ended December 31, 2022, as such mark-up is inconsequential (less than $50,000 for such year). We note that the Company intends to file the Shared Services Agreement as an exhibit to the Registration Statement and Submission No. 1 listed the Shared Services Agreement as Exhibit 10.4 to the Registration Statement.

Description of Shares, page 163

26.	Please revise to add a discussion regarding distribution rights.

RESPONSE:    We acknowledge the Staff’s comment and have revised the disclosure on page 181 of the Registration Statement accordingly

Transfer of common shares, page 165

27.

We refer to your statement that you may, at your discretion, treat the nominee holder of a common share as the absolute owner, which would limit the beneficial holder’s rights. Please expand your disclosure to specifically discuss these limitations.

RESPONSE:    We acknowledge the Staff’s comment and have revised the disclosure on page 183 of the Registration Statement accordingly.

Securities and Exchange Commission

December 15, 2023

Glossary of Certain Industry Terms, page A-1

28.

Please expand the glossary to include definitions for additional oil and gas terms used in the filing, e.g., proved reserves, developed reserves, undeveloped reserves, development well, extension well, probable reserves, possible reserves, unproved reserves, high-probability development location, and medium-probability location. Also expand your definition of barrels of oil equivalent (Boe) to clarify the basis for converting your natural gas volumes to equivalent barrels of oil, e.g. the number of cubic feet of natural gas per barrel of oil equivalent to comply with Instruction 3 to Item 1202(a)(2) of Regulation S-K.

RESPONSE:    We acknowledge the Staff’s comment and have revised the disclosure on pages A-1, A-2, A-3 and A-4 of the Registration Statement accordingly.

Financial Statements

DBR Land LLC, page F-12

29.

It appears that DBR Land LLC together with its subsidiaries was formed on September 2021. Please update your filing to present two years of audited financial statements as of December 31, 2021 and December 31, 2022 and for each of the years then ended. See Rules 3-01 and 3-02 Regulation S-X.

RESPONSE:    We acknowledge the Staff’s comment and respectfully refer the Staff to our response to Comment 13.

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-23

30.

We note your disclosure that oil and gas royalties also includes mineral lease bonus revenues that it receives by leasing its mineral interests to exploration and production companies. In addition, it appears that the Company enters into easements and enters into leases of the Company’s surface acreage which generally include, but are not limited to, facility and surfaces leases with typical terms of five to ten years and generally require fixed monthly or annual payments. We further note your disclosure on page F-26 that the adoption of ASC 842 had no had no impact on your consolidated balance sheet, consolidated statement of operations or consolidated statement of cash flows. In order to better understand the Company’s accounting for each of its oil and gas royalties, resource sales and royalties, easements and other surface-related income and surface use royalties revenue streams, please clarify whether the Company does have any leases that it is accounting for under ASC 842. Your response should clarify how the Company considered the scoping guidance under ASC 842-10-15-1 for each of the Company’s major revenue streams and how the Company applied the guidance in ASC 606 to each of its major revenue streams to the extent the Company does have any arrangements that contain leases and are being accounted for under ASC 842.

Securities and Exchange Commission

December 15, 2023

RESPONSE:    We acknowledge the Staff’s comment and respectfully submit the discussion below with respect to the adoption of ASC 842, the scoping guidance applied, if any, to each major revenue stream and the recognition of each major revenue stream accounted for under ASC 842 or ASC 606.

1.

In relation to the adoption of ASC 842, the Company elected the practical expedient to carry forward prior conclusions related to lease identification and classification including carry forward of existing accounting for easements not previously accounted for as leases. The arrangements have not been subsequently modified and therefore the initial lease conclusion remains appropriate. During the year ended December 31, 2022, the Company did enter into agreements that would be classified as leases under ASC 842. Please see discussion and analysis below as it relates to accounting for these agreements.

2.	In relation to each of its revenue streams, the Company determined the following when performing its assessment under ASC 842 along with any related ASC 606 considerations, where applicable.

a.	Oil and Gas Royalties

i.

The Company enters into mineral lease agreements which generally grant the rights to oil and gas discovered in exchange for a specified royalty interest on production of future oil and gas. These rights only grant the customer rights to the subsurface. These agreements typically include a nonrefundable upfront bonus payment due in conjunction with signing of the agreement. These agreements primarily grant the counterparty rights to oil and gas that is below the land’s surface. The Company has applied the intangible asset scope exception pursuant to ASC 842-10-15-1(a) as these agreements relate to granting use to the subsurface area which is akin to air rights which are specifically identified under U.S. GAAP as a contract based intangible asset. As these types of agreements do not relate to property, plant or equipment, these are not considered leases under ASC 842.

ii.

As it relates revenue recognition for nonrefundable bonus payments, the Company considered the criteria under ASC 606-10-25-30 and ASC 606-10-55-59 through 55-63 for point in time recognition. Please see the discussion below in our response to Comment 32. Pursuant to that conclusion, the Company recognizes mineral lease bonus at the applicable point in time.

iii.

As it relates to the oil and gas royalty revenue recognition, the Company assessed the variable consideration associated with the royalty contract pursuant to ASC 606-10-32-5 through 32-9, and in conjunction with the factors listed in ASC 606-10-32-11 through 32-12,

Securities and Exchange Commission

December 15, 2023

the Company determined the estimates of variable consideration are constrained and cannot be estimated at contract inception. Therefore, the Company recognizes royalty revenue as the royalty volume is produced, as this is when the uncertainty regarding the variable consideration is resolved and royalty amounts are included in the transaction price. Please additionally see the discussion below in our response to Comment 31.

b.	Resource Sales and Royalties

i.

For resource sales, the Company enters into sales agreements or surface use agreements whereby the Company has product sales of brackish water and composite surface materials, such as caliche, generally used in connection with E&P well construction, drilling or completion activities. These agreements do not involve the right to use property, plan or equipment, and also are entirely variable based and therefore do not have attributes of a lease contract and are not in the scope of ASC 842. The Company recognizes revenue associated with resource sales as goods are transferred to the customer at the contract price.

ii.

The Company enters into resource royalty agreements whereby the Company grants the counterparty a right to extract resources (primarily silica/sand and to a substantially lesser extent brackish water) in exchange for a specified royalty on future production or extraction of such resource. These agreements can include a nonrefundable upfront payment due in conjunction with signing of the agreement. These payments are generally inconsequential and substantially all of the consideration under these agreements are royalties which are variable based on units produced and royalty contract rates. Similar to oil and gas royalty arrangements, the Company has applied the intangible asset scope exception pursuant to ASC 842-10-15-1(a) as these agreements relate to granting use to the subsurface area, or water rights which are non-exclusive, which is akin to air rights which are specifically identified under U.S. GAAP as a contract based intangible asset. As these types of agreements do not relate to an identifiable asset, these are not considered leases under ASC 842.

iii.

As it relates revenue recognition for nonrefundable upfront payments, the Company considered the criteria under ASC 606-10-25-30 and ASC 606-10-55-59 through 55-63 for point in time recognition. Please see the discussion below in our response to Comment 32. Pursuant to that conclusion, the Company recognizes bonus payments at the applicable point in time. The amounts recorded for upfront payments associated with resource royalty contracts are recognized in the easements and other surface-related income line in the statements of operations.

Securities and Exchange Commission

December 15, 2023

iv.

As it relates to the resource royalty revenue recognition, the Company assessed the variable consideration associated with the royalty contract pursuant to ASC 606-10-32-5 through 32-9, and in conjunction with the factors listed in ASC 606-10-32-11 through 32-12, the Company determined the estimates of variable consideration are constrained and cannot be estimated at contract inception. Therefore, the Company recognizes royalty revenue as the royalty volume is produced. Please additionally see the discussion below in our response to Comment 31.

c.	Easements and other surface-related income

i.

The Company enters into various types of easement and other surface use agreements. These agreements grant the customer the rights to use the Company’s land or surface rights for construction of assets in its business operations. The consideration under these agreements can include upfront nonrefundable payments for the initial term, and generally also provides for subsequent renewal periods. These periods can be annual or five-year or ten-year terms. In addition to the nonrefundable term payments, these agreements can also include future royalty payments. See Resource Royalty and Surface Use Royalty discussions elsewhere in this comment response.

ii.	The Company has the following contract types for material easement and other surface-related income for the year ended December 31, 2022.

1.

The Company enters into subsurface easements and oil and gas well surface easements (exploration and production company drilling surface locations in order to access the subsurface). Any surface rights associated with these arrangements are inconsequential as substantially all of the value is derived from the subsurface rights. We also enter into contracts that include produced water surface easements (saltwater disposal well surface locations in order to access the subsurface). Any surface rights associated with these arrangements are inconsequential as substantially all of the value is also derived from the subsurface rights. Under these agreements, the customer typically pays upfront consideration for a term that can vary from annually to ten years. The agreements also generally provide for one or more renewal periods. The Company has applied the

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intangible asset scope exception pursuant to ASC 842-10-15-1(a) as these agreements relate to granting use to the subsurface area, or water rights which are non-exclusive, which is akin to air rights which are specifically identified under U.S. GAAP as a contract based intangible asset. As these types of agreements do not relate to an identifiable asset, these are not considered leases under ASC 842. Any surface rights granted are limited to the area required for the wellheads, are inconsequential to the arrangement and do not impact the Company’s ability to otherwise direct the use of, and obtain substantially all of the benefit of, the land.

As it relates revenue recognition for nonrefundable term payments, the Company considered the criteria under ASC 606-10-25-30 and ASC 606-10-55-59 through 55-63 for point in time recognition. Please see the discussion below in our response to Comment 32. Pursuant to that conclusion the Company recognizes these easement or bonus payments at the applicable point in time.

In addition to the nonrefundable term payments, these agreements can also include future royalty payments. See Surface Use Royalty for ASC 606 discussions elsewhere in this comment response.

The Company recognized $2.4 million during the year ended December 31, 2022, in easements and other surface-related income in the statement of operations related to these types of contracts.

2.

The Company enters into pipeline, road and electrical line easements which grants a customer non-exclusive use to the Company’s land to construct pipelines, roads and overhead power. The Company considers these non-exclusive as it can conduct its own operations or allow others to conduct operations within the same parcel of land granted under these agreements. Under these agreements, the customer typically pays upfront consideration for a term that can vary from annually to ten years. The agreements also generally provide for one or more renewal periods. Due to the nature of non-exclusive right of use, these agreements are not considered leases under ASC 842.

As it relates revenue recognition for upfront payment related to non-exclusive land use, the Company considered the criteria under ASC 606-10-25-30 and ASC 606-10-55-59

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through 55-63 for point in time recognition. Please see the discussion below in our response to Comment 32. Pursuant to that conclusion, the Company recognizes these easement payments at the applicable point in time.

The Company recognized $5.4 million during the year ended December 31, 2022, in easements and other surface-related income in the statement of operations related to these types of contracts.

3.

The Company also enters into other surface use agreements that provide the customer with the right to use its land for the purposes of constructing surface facilities and equipment which are exclusive and do not provide use of the subsurface area. These agreements can have advance, monthly or annual payments. These agreements, excluding those for which the practical expedient to carryforward prior conclusions was applied, are considered leases under ASC 842. These agreements are evaluated individually to determine whether they are operating or sales type leases. The Company had an immaterial amount of operating lease income, less than $0.1 million during the year ended December 31, 2022 and as such, any related disclosures have been omitted. Additionally, the Company entered into agreements resulting in sales type lease accounting. The Company recognized approximately $1 million in its statement of operations related to sales type leases which had an immaterial impact of $0.2 million on the consolidated balance sheet and as such, any related disclosures have been omitted.

d.	Surface Use Royalties

i.

The Company enters into various type of surface use royalty agreements. These agreements grant the customer the ability to conduct its operations on the Company’s surface in exchange for a specified royalty generally based on a per unit basis or percentage of revenue. These agreements can include a nonrefundable upfront payment. These payments are generally inconsequential and substantially all of the consideration under these agreements are royalties which are variable based on units produced, market prices or gross revenues earned by the customer. Please see the discussion below for specific discussion for contract types with material revenues.

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December 15, 2023

ii.	The Company has the following contract types for material surface use royalties. Please see discussions for each below including application under ASC 842 or ASC 606.

1.

Produced water handling which includes, collectively or individually, throughput tariffs, produced water disposal royalties and skim oil byproduct sales royalties. These contracts include consideration that is substantially all variable based on usage and/or percentage of revenues. These contracts can include inconsequential nonrefundable upfront payments. These contracts grant non-exclusive rights to use the Company’s surface to transport produced water through pipelines or use of the subsurface area to inject produced water for disposal.

2.

Due to the nature of non-exclusive use and application of the intangible asset scope exception pursuant to ASC 842-10-15-1(a) as it relates to subsurface area, these are not considered leases under ASC 842.

3.

As it relates revenue recognition for nonrefundable bonus payments, the Company considered the criteria under ASC 606-10-25-30 and ASC 606-10-55-59 through 55-63 for point in time recognition. Please see the discussion below in our response to Comment 32. Pursuant to that conclusion the Company recognizes bonus payments at point in time. The amounts recorded for upfront payments are reported in easements and other surface related income line in the statements of operations.

4.

As it relates to the royalty revenue recognition, the Company assessed the variable consideration associated with royalty contracts pursuant to ASC 606-10-32-5 through 32-9, and in conjunction with the factors listed in ASC 606-10-32-11 through 32-12, the Company determined the estimates of variable consideration are constrained and cannot be estimated at contract inception. Therefore, the Company recognizes royalty revenue as the royalty volume is produced. Please additionally see the discussion below in our response to Comment 31. The royalty revenues are reported in the surface use royalty line in the statements of operations. The royalty revenue associated with produced water handling agreements was $7.7 million for the year ended December 31, 2022.

Securities and Exchange Commission

December 15, 2023

5.

Non-hazardous waste reclamation facilities surface use agreements. These contracts include royalty consideration that is substantially all variable based on percentage of revenues. These contracts can include inconsequential nonrefundable upfront payments. These contracts grant exclusive rights to use a specified area of the Company’s surface to handle, dispose or deposit non-hazardous materials.

These agreements are considered within the scope of ASC 842. As of December 31, 2022, the Company had only operating leases associated with this type of agreement. The Company recognizes revenue/royalty income under the operating lease as it earned over the life of the lease based on terms of the royalty agreement. The Company had less than $0.1 million in upfront payments associated with these agreements for the year ended December 31, 2022. The royalty revenues associated with the lease are reported in the surface use royalty line in the statements of operations. The royalty associated with waste facilities surface use agreements was less than $0.1 million for the year ended December 31, 2022. The amounts recorded for upfront payments are reported in easements and other surface related income line in the statements of operations.

31.

We note your disclosures that for your Oil and Gas royalties revenue stream that you accrue oil and gas royalties produced but not yet paid based on historical or estimated royalty interest production and current market prices, net of estimated location and contract pricing differentials and that the difference between estimated and actual amounts received for oil and gas royalties are recorded in the period the payment is received. The Company also appears to apply similar accounting to its resource and surface use royalty agreements. Please clarify whether the Company has concluded that its consideration is considered variable as set forth in ASC 606-10-32-5 through 32-9 and whether your estimate of variable consideration is typically constrained and how it applied or considered the guidance in ASC 606-10-32-11 through 32-13. Please also provide the required disclosures in ASC 606-10-50-12(b) and 606-10-50-20.

RESPONSE:    We acknowledge the Staff’s comment and respectfully submit the following discussion related to variable consideration associated with the Company’s royalty agreements under ASC 606. The Company notes that the royalty revenues associated with its oil and natural gas, resource and surface use royalty agreements are entirely variable consideration given their dependency on market prices, locational and contractual price differences or volumes produced or sold under these agreements. The Company considered this pursuant to ASC 606-10-32-5 through 32-9; however, in conjunction with the factors listed in ASC 606-10-32-11 through 32-12, the Company determined the estimates of variable consideration are constrained and cannot be estimated at contract inception. This was determined primarily due to the significant dependency on market prices, volumes

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produced or sold and the economics realized by our customers that are not within the control of the entity. These factors persist until the commodities are produced and settled at which time any uncertainty related to those volumes is resolved and is included in the transaction price. Any additional variable consideration would continue to be constrained until settled in subsequent periods through the life of the contracts. As the variable consideration relates to our performance obligation to grant subsurface rights that are recognized at a point in time and is fully satisfied at contract execution (refer to our response to Comment 32 below), variable consideration related to royalty agreements is recognized as revenue once the uncertainty associated with the variability is resolved.

In response to the Staff’s comment, the Company has revised the disclosure on pages 106, F-23, F-24 and F-25 to include language regarding how the variable consideration is constrained for its oil and gas, resource and surface use royalty revenue streams.

32.

Notwithstanding our comment above regarding the Company’s consideration of ASC 842 in its accounting for its major revenue streams, it appears that the Company has concluded that revenue related to its easements is recognized upon the execution of the agreement at the effective date as the performance obligation has been satisfied and the customer has right of use. Please clarify whether the Company has concluded that revenue should be recognized at a point in time in accordance with ASC 606-10-25-30. To the extent that the Company has concluded that point in time recognition is appropriate, please tell us how the Company determined that revenues from easements should be recognized at a point in time rather than over time in accordance with ASC 606-10-25-27 given that right to use the land and surface is typically for a period of 5 to 10 years based on your disclosure on page 8 for which the customer has ability to access such land and surface area for such duration of time.

RESPONSE:    We acknowledge the Staff’s comment and respectfully submit the below discussion regarding point in time recognition. The Company considered ASC 606-10-25-14 through 25-19; 25-23 to determine the nature of its promise, whether the promise is distinct, if the customer can benefit from the Company providing its promise to deliver, and when the promise to deliver has been satisfied under these types of contracts. The Company also considered ASC 606-10-55-59 through 55-62 and has further analogized to the example of use of functional intellectual property.

For easements and other surface-use related agreements that do not fall into the scope of ASC 842, the nature of the Company’s promise is to provide a non-exclusive contractual right to use the land or a contractual right to use the subsurface area (discussed above as an intangible asset), both of which transfers to the customer at a point in time, which is when the right of use is granted to the customer. At this point, the customer has the unilateral ability to direct the use of and obtain substantially all the benefits from the rights granted. This is because the customer has the full ability to explore, exploit or otherwise use the land or subsurface granted under such rights, and can prevent others from doing the same. We note this right requires no further action from the Company and therefore our performance obligation is satisfied once the period covered by the use right commences (which is typically at contract execution). The consideration received upfront

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is non-refundable and generally due at the point in time in which the right to use is granted. The Company further discusses below its assessment in determining the nature of its promise and whether its performance obligation has been satisfied to recognize revenue at a point in time.

1.

The Company evaluated under ASC 606-10-25-19 that the contractual right to use the land is distinct because the customer can immediately benefit from the Company providing this right on its own and the nature of this promise is separately identifiable in these types of contracts. The Company analogized to the implementation guidance in ASC 606 that addresses the sale of rights associated with other intangible assets (i.e., the licensing guidance in ASC 606). The Company believes this is a useful analogy because, similar to licensing, the right the Company grants to the land or subsurface areas are defined by contractual terms of the arrangement. That is, the contract with our customer defines what rights are granted and once the contract is executed (and the use period begins), the customer obtains control of those rights. This right allows the customer to perform a task to access and exploit the land or subsurface which the Company believes is similar to granting a right to use functional intellectual property under ASC 606-10-55-59. Similar to functional intellectual property, the use rights granted to our customers derives a substantial portion of its utility, (that is, its ability to provide benefit or value) from the ability to explore, exploit or otherwise use the land or subsurface granted under such rights. The ability to benefit from these rights is not dependent on any further or future performance by the Company and, similar to functional intellectual property, the customer can benefit from these rights as soon as the contract is executed.

a.

ASC 606-10-25-23 indicates that an entity should recognize revenue when it satisfies a performance obligation by transferring a promised good or service to a customer. Because the nature of the promise is the contractual right to use the land and the Company performs no other services to provide this right, it has satisfied this obligation once this right has been transferred to the customer. By analogy, the functional intellectual property guidance under ASC 606-10-55-62 indicates that functional intellectual property has a right to be used as it exists at the point in time at which the property is granted unless both of the following criteria are met.

i.

The functionality of the property to which the customer has rights is expected to substantively change during the period as a result of activities of the entity that do not transfer a promised good or service to the customer.

ii.	The customer is contractually or practically required to use the updated property resulting from the activities in criterion (a).

Under such agreements, the Company transfers the asset (its contractual right) as it exists at a point in time and has no future obligation to change or enhance the property. Therefore, the Company does not meet criterion (a) and accordingly does not meet criterion (b).

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Based on the assessment described above, the Company has concluded the nature of its promise is to grant a right to use an asset as it exists at a point in time, and therefore, its performance obligation is satisfied at the point in time at which it transfers the contractual right to its land to the customer. At that point in time, the Company has a present right to payment for any upfront fee, and the Company has transferred rights for use of the asset and the customer has accepted the asset per the terms of the agreement.

Notes to Consolidated Financial Statements

14. Supplemental Oil and Gas Information (Unaudited), page F-36

33.

We note the various cost, revenue and cash flow tables presented under this section do not include the dollar clarification (in thousands). We note the same in the revenues/income table on page F-9. Please revise as necessary.

RESPONSE:     We acknowledge the Staff’s comment and have revised the disclosure on pages F-38 and F-40 of the Registration Statement accordingly.

34.

We note your disclosure that proved reserves, as of December 31, 2022, were prepared by a third-party independent petroleum engineer. Please obtain and file a copy of the engineering reserve report for each period that proved reserves are disclosed. Refer to disclosure requirements in Item 1202(a)(8) of Regulation S-K and the requirement to obtain and file the consent of the third-party engineer that prepared the report to comply with Item (601)(b)(23) of Regulation S-K.

RESPONSE:    We acknowledge the Staff’s comment and have included the reserve report prepared by Von Gonten as Exhibit 99.2 and Exhibit 99.3.

Analysis of Changes in Proved Reserves, page F-37

35.

Please expand the tabular presentation of proved developed and proved undeveloped reserves by individual product type presented on page F-37 to additionally provide the net quantities at the beginning of the initial period shown in the reserves reconciliation, e.g. December 31, 2021. Refer to FASB ASC 932-235-50-4.

RESPONSE:     We acknowledge the Staff’s comment and have revised the disclosure on page F-39 of the Registration Statement accordingly.

36.

We note the explanation in footnote (2) indicates that all of the new reserves added from extensions and discoveries during fiscal 2022 were the result of conversions of unproved reserves to proved developed reserves due to additional drilling activity. Please expand your disclosure to clarify and separately quantify, if true, that these new reserves also included reserves relating to the addition of new proved undeveloped locations. Refer to FASB ASC 932-235-50-5.

RESPONSE:     We acknowledge the Staff’s comment and have revised the disclosure on page F-40 of the Registration Statement accordingly.

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December 15, 2023

General

37.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

RESPONSE:    We acknowledge the Staff’s comment and respectfully advise the Staff that the Company will provide to the Staff, under separate cover, a copy of all written communications, as defined under Rule 405 under the Securities Act, that the Company, or any person that Company authorized on its behalf, has presented or presents to potential investors in reliance of Section 5(d) of the Securities Act.

38.	We note your disclosures that you have identified and are pursuing opportunities with crypto currency mining and data centers. Please revise to further explain these plans.

RESPONSE:    We acknowledge the Staff’s comment and have revised the disclosure on pages 3, 18, 85, 121, 136 and 141 of the Registration Statement to clarify that LandBridge does not own or operate any crypto currency mining or data centers and that its role is generally limited to providing a physical site for such operations.

*        *         *        *        *

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December 15, 2023

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or Michael S. Telle of Vinson & Elkins L.L.P. at (713) 758-2350.

Very truly yours,

LANDBRIDGE COMPANY LLC

By:	/s/ Steven R. Jones
Name:	Steven R. Jones
Title:	Co-Chief Executive Officer

Enclosures

cc:	David P. Oelman, Vinson & Elkins L.L.P.
Michael S. Telle, Vinson & Elkins L.L.P.